                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13D(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)


                             Gilman & Cicocia, Inc.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    375908100
                        --------------------------------
                                 (CUSIP Number)


                                 Michael P. Ryan
                       c/o Prime Financial Services, Inc.
                                11 Raymond Avenue
                     Poughkeepsie, NY 12603 with copies to:
                        --------------------------------
                              Merril Mironer, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 13, 2002
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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          ----------------------------------------       -----------------------
          CUSIP NO. 375908100                                        Page 2 of 7
          ----------------------------------------       -----------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Prime Financial Services, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          SEC USE ONLY
   3
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
--------------------------------------------------------------------------------

                              7        SOLE VOTING POWER
         NUMBER OF                     9.3%
           SHARES          -----------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH
         REPORTING         -----------------------------------------------------
           PERSON             9        SOLE DISPOSITIVE POWER
            WITH                       9.3%
                           -----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          841,804
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          9.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------      ----------------------
          CUSIP NO. 375908100                                        Page 3 of 7
          ------------------------------------------      ----------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Michael Ryan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

                              7        SOLE VOTING POWER
         NUMBER OF                     5.3%
           SHARES          -----------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH                   9.3%
         REPORTING         -----------------------------------------------------
           PERSON             9        SOLE DISPOSITIVE POWER
            WITH                       5.3%
                           -----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       9.3%

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,347,804
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES. Excludes 22,000 shares beneficially owned by Mr. Ryan's wife, Carole Enisman. Mr. Ryan does not have the power to vote
          or dispose of these shares.                                        [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          14.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------        --------------------
          CUSIP NO. 375908100                                        Page 4 of 7
          ------------------------------------------        --------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Ralph Porpora
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 [ ]
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

         NUMBER OF         -----------------------------------------------------
           SHARES            8         SHARED VOTING POWER
        BENEFICIALLY                   9.3%
       OWNED BY EACH       -----------------------------------------------------
         REPORTING           9         SOLE DISPOSITIVE POWER
           PERSON
            WITH           -----------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                       9.3%

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          844,247
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          9.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.01 per share, of Gilman & Ciocia, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 1311 Mamaroneck Ave., Suite 160, White Plains, NY 10605.


Item 2.   Identity and Background.

         (a) The persons filing this Schedule are (i) Prime Financial Services, Inc. , a New York corporation ("Prime"); (ii) Mr. Michael P. Ryan, holder of 50% of the common stock of Prime, Chief Operating Officer and director of the Issuer ; and (iii) Mr. Ralph A. Porpora, , holder of 50% of the common stock of Prime and an employee of the Issuer (Prime and Messrs. Ryan and Popora sometimes being referred to herein collectively as the "Reporting Persons"). This Schedule 13D reports the ownership of shares of Common Stock that may be deemed to be beneficially owned by Prime and, indirectly, by Messrs. Ryan and Popora, as shareholders and/or officers of Prime, by reason of their power to direct the voting and disposition of such shares, as well as certain shares beneficially owned by Mr. Ryan. (b) The principal business of Prime is to serve as a private investment vehicle. The principal place of business of Prime is 11 Raymond Avenue, Poughkeepsie, New York 12603. The principal business of Mr. Ryan is to act as Chief Operating Officer of the Issuer, whose primary business is the preparation of tax returns and the providing of financial planning services to predominantly middle- and upper-income taxpayers. The principal business of Mr. Porpora is the provision of financial planning services. The business address of Messrs Ryan and Porpora is care of Prime at the principal business address listed above.

      During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Prime is a New York corporation. Messrs. Ryan and Porpora are citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration

         On March 13, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 50,000 shares of Common Stock from James Ciocia, Chairman of the board of directors of the Issuer. The funds for this purchase came from the working capital of Prime Management Corporation. From time to time, Messrs. Ryan and Porpora may make capital contributions to Prime and its subsidiaries; Prime also derives funds from management fees, and returns on investments.


Item 4.  Purpose of Transaction

         The Reporting Persons acquired the Common Stock held by them prior to the events reported in this Schedule 13D for investment purposes. In the future, the Reporting Persons may, in addition to making investment decisions involving the Common Stock, explore from time to time either separately or with others, a variety of alternatives which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, including without limitation: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, at present the Reporting Persons have no present plan or proposal to implement any of the above alternatives.


Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by Prime is 841,804 shares (which includes 40,800 shares owned by Prime Funding Corp and 50,000 shares owned by Prime Management Corporation, both of which are wholly owned subsidiaries of Prime), approximately 9.3% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Michael Ryan is 1,347,804 shares (including 500,000 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options), approximately 14.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act. The aggregate number of shares of Common Stock owned by the Reporting Person excludes 22,000 shares beneficially owned by Mr. Ryan's wife, Carole Enisman, over which Mr. Ryan has neither voting nor dispositive power.

         The aggregate number of shares of Common Stock beneficially owned by Ralph Popora is 844,247 shares (including 2,443 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options), approximately 9.3% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         (b) Prime has the sole power to vote and dispose of the ownership of 841,804 shares beneficially owned by it (which includes 40,800 shares owned by Prime Funding Corp and 50,000 shares owned by Prime Management Corporation, both of which are wholly owned subsidiaries of Prime). In their capacities as the only two shareholders of Prime, Messrs. Ryan and Porpora may be deemed to have shared voting and dispositive control over the shares beneficially owned by Prime.

         (c) On March 13, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 50,000 shares of Common Stock from James Ciocia, Chairman of the board of directors of the Issuer.

         (d)      N/A

         (e)      N/A


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Items 3 and 4 above.


Item 7.  Material to be filed as Exhibits.

         Exhibit 1 Joint Filing Agreement

                                    Signature



         After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           /s/ Michael Ryan, Secretary
Date:  March 18, 2002                  -----------------------------------------
                                       Prime Financial Services, Inc.


                                           /s/  Ralph Porpora
                                       -----------------------------------------
                                       Ralph Porpora


                                           /s/  Michael Ryan
                                       -----------------------------------------
                                       Michael Ryan

                                    Exhibit 1


          AGREEMENT WITH RESPECT TO THE FILING OF JOINT ACQUISITION STATEMENTS UNDER RULE 13D-1(f) UNDER THE SECURITIES EXCHANGE ACT OF 1934


         Each of the undersigned hereby agrees, with respect to the filing of a statement on Schedule 13D, dated the date hereof, relating to the Common Stock of Gilman & Cicocia, Inc., and any and all amendments relating thereto, that such statement (and any and all amendments thereto) is or will be filed on behalf of each of them, it being understood and agreed, as provided in the aforesaid Rule 13d-1(f)(1), that each such person is responsible for the completeness and accuracy of the information concerning such person contained therein, but is not responsible for other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

          Date: March 15, 2002


                                                 /s/ Michael Ryan, Secretary
                                              ---------------------------------
                                              Prime Financial Services, Inc.

                                                /s/  Ralph Porpora
                                              ---------------------------------
                                              Ralph Porpora


                                                /s/  Michael Ryan
                                              ---------------------------------
                                              Michael Ryan